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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Praecis Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

739421105

(CUSIP Number)

November 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 739421105			Page 2 of 8

1.	Name of Reporting Person: RA Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 580,103

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 580,103

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.53%

12.	Type of Reporting Person: IA

2

13G
CUSIP No. 739421105			Page 3 of 8

1.	Name of Reporting Person: Richard H. Aldrich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 580,103

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 580,103

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.53%

12.	Type of Reporting Person: IN

3

13G
CUSIP No. 739421105			Page 4 of 8

1.	Name of Reporting Person: RA Capital Biotech Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 580,103

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 580,103

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.53%

12.	Type of Reporting Person: PN

4

Item 1.
(a)      Name of Issuer: Praecis Pharmaceuticals Incorporated (the “Issuer”).
(b)      Address of the Issuer’s Principal Executive Offices: 830 Winter Street, Waltham, MA 02451-1420.
Item 2.
(a)      Name of Person Filing: This joint statement on Schedule 13G is being filed by Richard H. Aldrich, RA Capital Management, LLC and RA Capital Biotech Fund, L.P., who are collectively referred to as the “Reporting Persons.” Mr. Aldrich (the “Manager”) is the manager of RA Capital Management, LLC (“Capital”), which is the sole general partner of RA Capital Biotech Fund, L.P. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b)      Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, Massachusetts 02199.
(c)      Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. The Manager is a U.S. citizen.
(d)      Title and Class of Securities: Common stock, $0.01 par value (“Common Stock”)
(e)      CUSIP Number: 739421105
Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.     Ownership
In the aggregate, the Reporting Persons beneficially own 580,103 of the Common Stock of the Issuer, representing approximately 5.53% of such class of securities. The beneficial ownership of each Reporting Person is as follows: The Fund, Capital, as the sole general partner of the Fund, and Mr. Aldrich as the manager of Capital, each beneficially own 580,103 shares of the Common Stock of the Issuer representing approximately 5.53% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 10,494,174 of the Common Stock of the Issuer outstanding as of November 1, 2005, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2005.

The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. The Manager, by virtue of his position as manager of Capital, has the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5.      Ownership of Five Percent or Less of a Class
N/A
Item 6.      Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8.      Identification and Classification of Members of the Group
N/A
Item 9.      Notice of Dissolution of Group
N/A
Item 10.      Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 9, 2005

RA CAPITAL BIOTECH FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

Richard H. Aldrich

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of December 9, 2005, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Praecis Phramaceuticals Incorporated and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

RA CAPITAL BIOTECH FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Richard H. Aldrich

Richard H. Aldrich
Manager
RICHARD H. ALDRICH

/s/ Richard H. Aldrich

Richard H. Aldrich